TransAlta takes action to prepare for a potential breach in the dyke wall at Keephills’ ash lagoon site

CALGARY, Alberta (July 27, 2008) – TransAlta Corporation (TSX: TA; NYSE: TAC) is announcing the potential for a breach in the dyke wall at its Keephills’ ash lagoon located approximately 70 kilometers west of Edmonton. On July 26, 2008 the company detected a crack in the dyke wall. The company immediately notified Alberta Environment and the local authorities, and began taking measures to control and mitigate the effects of any potential breach and release of  water from the lagoon.

There are no residents in the vicinity and TransAlta is restricting access to the area to ensure no one is at risk. The company’s primary concern is to maintain safety and minimize environmental impact. TransAlta will continue to cooperate with the appropriate authorities.

TransAlta will provide further updates on the situation as they become available.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jennifer Pierce

Senior Advisor, Media Relations

Vice President, Communications & Investor Relations

Phone:  (403) 471-6818

Phone:  1-800-387-3598 in Canada and U.S

Email:

michael_lawrence@transalta.com

Phone:  (403) 267-7622

E-mail:  jennifer_pierce3@transalta.com

Jess Nieukerk

Manager, Investor Relations

Phone: 403-267-3607

Email: jess_nieukerk@transalta.com